FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on May 14, 2015 convening a special general meeting of shareholders on June 24, 2015 at 15:00 Israeli time in connection  with the Registrant's proposed engagement in a "Directors and Officers" insurance policy.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  May 18, 2015

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Elron Electronic Industries Ltd.
(The "Company", "Elron")

Re: Immediate Report pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and a
Notice pursuant to the Companies Law, 5759-1999 pertaining to the convening of a Special General Meeting of the Company's Shareholders

An immediate report is hereby provided (the "Report") pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Reports Regulations"), and pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Controlling-Shareholder Transaction Regulations") regarding the convening of a special general meeting of the Company's shareholders, which will take place on June 24, 2015, at 15:00 (Israel time) at the Company's offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issue described in this Report below.

1.	The issue on the agenda and the summary resolution proposed in its respect:

1.1.
To approve the Company's engagement in a "Directors and Officers" insurance policy commencing on July 1, 2015 (the date of expiration of the current insurance policy in which the Company engaged) through Clal Insurance Company Ltd. ("Clal", the "Commencement of the First Insurance Period") for a period of 18 months (the "First Insurance Period") and to approve in advance the Company's engagement in an insurance policy as specified in this Section after the expiration of the First Insurance Period, all including by way of extension of the current policy and/or by way of the purchase of new policies, and which will apply in respect of the directors and officers, as will serve at the Company and the group from time to time, including officers who are controlling shareholders or their relatives, subject to the conditions specified in the Report. This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period; and to approve the possibility to expand the policy, whether during the First Insurance Period or thereafter, in the event that as a result of changes in the Company's business and/or stock exchanges on which it is traded, the need shall arise for the expansion of the events and/or the scope covered by the policy, subject to the fulfillment of the conditions specified in Section 2.4 of the Report and subject to the receipt of the approvals of the compensation committee and the board of directors.

Part A – details required pursuant to the Controlling-Shareholder Transaction Regulations

2.
In respect of the issue specified in Section 1.1 following is a summary of the engagement and the main conditions thereof, according to the provisions of the Controlling-Shareholder Transaction Regulations

2.1.	Engagement in a "Directors and Officers" insurance policy

It is proposed to approve the Company's engagement in a "Directors and Officers" insurance policy commencing from July 1, 2015 (the date of expiration of the current insurance policy in which the Company engaged) through Clal Insurance Company Ltd. ("Clal", "Commencement of the First Insurance Period") for a period of 18 months (the "First Insurance Period") and to approve in advance the Company's engagement in an insurance policy as specified in this Section after the expiration of the First Insurance Period, all including by way of extension of the current policy and/or through the purchase of new policies and which will apply in respect of the directors and officers, as serving at the Company and the group from time to time, including officers who are controlling shareholders or their relatives, subject to the conditions specified in the Report. This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period. For further details see Section 2 of the Report.

3.	Controlling shareholders who have a personal interest in the approval of the engagements and the nature of their personal interest

3.1.
To the best of the Company's knowledge, those who might be deemed as controlling shareholders who have a personal interest (as such terms are defined in the Companies Law) in the approval of the engagement specified in Section 1.1 above are:

3.1.1.
Discount Investment Corporation (“DIC”) is deemed as a controlling shareholder of the Company, by virtue of DIC's holding as of April 30, 2015 of 50.32% of the Company's issued share capital and of the Company's voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and might be deemed as having personal interest in the engagement of the Company in a "Directors and Officers" insurance policy as specified in Section 1.1 above due to it being a company controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.2.
IDB Development Corporation Ltd. ("IDB") is deemed as having indirect control in the Company by virtue of IDB's control of DIC. Therefore, IDB might be deemed as having personal interest in the approval of the Company's engagement in a "Directors and Officers" insurance policy as specified in Section 1.1. above due to it being a company controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.3.
The companies whose names are specified in Section 3 of the Report might be deemed as having personal interest in the resolution specified in Section 1.1. of the agenda, due to them being companies controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.4.
To the best of the Company's knowledge, as of April 30, 2015, approx. 2,690.78 shares of the Company (approx. 0.009% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd., a public company controlled by IDB and the controlling shareholder of Clal Insurance Company Ltd.; therefore, the shares referred to in this Section above shall be deemed as held by holders of a personal interest in the approval of the engagement.

4.	Names of the Directors who have a personal interest in the approval of the engagements and the nature of their personal interest

All of the directors who serve at the Company have a personal interest in the engagement since they are insured within the framework of the insurance policy. Mr. Haim Gavrieli who serves as the CEO of IDB, an indirect controlling shareholder of the Company, and Mr. Ami Erel, who for the sake of caution due to the fact that he provides services to a company affiliated to the Company, might also have personal interest, deriving from the engagement with Clal Insurance Company Ltd.

Part B – details pertaining to the convening of a special general meeting

5.	Location and time of the meeting

A special general meeting of the Company's shareholders will convene on June 24, 2015, at 15:00 (Israel time), at the Company's registered office at 3 Azrieli Center (the Triangular Tower, 42nd Floor), in Tel Aviv (the "Meeting"). The resolution specified in this Report will be on the agenda of the Meeting.

6.	The Record Date

The record date in respect of a the entitlement of a shareholder to participate and vote at the Meeting, according to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. falling on May 25, 2015 (the "Record Date"). If no trading shall be conducted on the Record Date, then the Record Date will be the last trading day preceding such date.

7.	The Required Majority

7.1.
The majority required for adoption of the proposed resolution specified in Section 1.1 of this Report is a majority of the shareholders entitled to vote and participating in the vote, in person or by a power of attorney (including by proxy or a voting card) provided that one of the following is fulfilled:

(a)
The majority vote count at the Meeting will include a majority of all votes of shareholders having no personal interest in the approval of the said resolution, participating at the vote; the vote count of such shareholders shall exclude the abstaining votes.

(b)	The total dissenting votes from among the shareholders specified in Section (a) above does not exceed two percent (2%) of the total voting rights in the Company.

8.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, personally or by proxy, of at least two shareholders holding in total over 33.3% of the issued shares conferring voting rights in the Company, within one half hour from the time scheduled for the opening of the Meeting. Should there be no legal quorum at the general meeting one half hour after the time scheduled for the commencement of the Meeting, the general meeting shall stand adjourned to the same day in the following week, at the same time and place. If no legal quorum shall be present at the adjourned meeting within one half hour after the time scheduled for the Meeting, then one shareholder, holding at least 25% of the issued share capital of the Company, present in person or by proxy, will constitute a legal quorum.

9.	Inspection of Documents

This Report, documents as specified in Regulation 5 of the Controlling-Shareholder Transaction Regulations and the full language of the proposed resolutions on the agenda of the Meeting, may be inspected at the Company's offices at 3 Azrieli Center (the Triangular Tower, 42nd Floor), upon advance coordination via telephone with the Company's secretarial office, via telephone 03-6075555, on Sunday to Thursday (excluding holiday -eves and holidays) between 9:00 and 16:00, until the time of convening of the Meeting. In addition, this Report may be inspected on the Israel Securities Authority website at https://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Ltd. website at http://maya.tase.co.il. In addition, the English translation of this Report will also appear on the SEC distribution website at: http://www.sec.gov.

Elron Electronic Industries Ltd.
(the "Company")

May 17, 2015

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim st.	54 Ehad Ha'Am street
Jerusalem	Tel Aviv

Via MAGNA	Via MAGNA

Re: Immediate Report pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and a notice regarding the convening of a special general meeting of the Company's shareholders

An immediate report is hereby provided (the "Report") pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Reports Regulations"), and pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Controlling-Shareholder Transaction Regulations") regarding the convening of a special general meeting of the Company's shareholders, which will take place on June 24, 2015, at 15:00 (Israel time) at the Company's offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issue described in this Report below.

1.	The issue on the agenda and the summary resolution proposed in its respect

1.1.
To approve the Company's engagement in a "Directors and Officers" insurance policy commencing on July 1, 2015 (the date of expiration of the current insurance policy in which the Company engaged) through Clal Insurance Company Ltd. ("Clal", the "Commencement of the First Insurance Period") for a period of 18 months (the "First Insurance Period") and to approve in advance the Company's engagement in an insurance policy as specified in this Section after the expiration of the First Insurance Period, all including by way of extension of the current policy and/or by way of purchase of the new policies, and which will apply in respect of the directors and officers, as will serve at the Company and the group from time to time, including officers who are controlling shareholders or their relatives, subject to the conditions specified in the Report. This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period; and to approve the possibility to expand the policy, whether during the First Insurance Period or thereafter, in the event that as a result of changes in the Company's business and/or stock exchanges on which it is traded, the need shall arise for the expansion of the events and/or the scope covered by the policy, subject to the fulfillment of the conditions specified in Section 2.4 below and subject to the receipt of the approvals of the compensation committee and the board of directors.

Part A – Details required pursuant to the Controlling-Shareholder Transaction Regulations

Description of the engagement and the main conditions thereof

2.	Engagement in a "Directors and Officers" Insurance Policy

2.1.
It is proposed to approve the Company's engagement in a "Directors and Officers" insurance policy commencing from July 1, 2015 (the date of expiration of the current insurance policy in which the Company engaged) through Clal Insurance Company Ltd. ("Clal", "Commencement of the First Insurance Period"), a company affiliated with Elron, controlled by IDB Development Corporation Ltd ("IDB"), the indirect controlling shareholder of the Company, for a period of 18 months (the "First Insurance Period") and to approve in advance the Company's engagement in an insurance policy as specified in this Section after the expiration of the First Insurance Period, all including by way of extension of the current policy and/or through the purchase of new policies (whether from Clal or from any other insurance company) and which will apply in respect of the directors and officers, as will serve at the Company and the group from time to time, including officers who are controlling shareholders or their relatives, subject to the conditions specified in the Report. This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period; and to allow the possibility to expand the policy, whether within the First Insurance Period or thereafter, in the event that as a result of changes in the Company's business and/or at the stock exchanges on which it is traded, the need shall arise for expansion of the events and/or scopes covered by the policy, subject to the fulfillment of the conditions specified in Section 2.4 below and subject to the receipt of the approvals of the compensation committee and the board of directors.

2.2.
The Company engaged with Clal commencing from 2005 in a directors and officers insurance policy which applies also to directors and officers who might be deemed as controlling shareholders which was renewed from time to time until June 30, 2015 (the "Current Policy").

2.3.	The main conditions of the proposed policy (the "Proposed Policy") which covers also directors and officers of subsidiaries as defined in the Policy, are:

2.3.1.	The insurance term: from July 1, 2015 until December 31, 2016 (the "First Insurance Period").

2.3.2.	Limitation of liability: US$30 million.

2.3.3.
Deductible amount (applicable solely to the Company): for a securities claim in the USA: $200,000. For a securities claim elsewhere - $150,000. For another claim in the USA - $75,000 and for another claim elsewhere - $20,000.

2.3.4.	The premium is in the amount of US$150,000 for a period of 18 months (i.e., an annual premium of US$100,000).

2.3.5.
The policy provides the Company coverage for securities claims, and it excludes claims by DIC. The policy also covers directors who were appointed on its behalf in companies which are not subsidiaries thereof, according a list of companies attached to the policy. The coverage will apply above the coverage given to such directors within the officers' liability insurance in the same company where they serve. According to the policy, the rights of directors and officers to receive indemnification from the policy are in priority to the Company's right.

2.4.
The Company's engagement in insurance policies after the expiration of the First Insurance Period and the expansion thereof as aforesaid in Section 2.1 above, all including by way of extension of the Proposed Policy and/or by the purchase of new policies, will be subject to the following conditions:

2.4.1.
The compensation committee and the board of directors approved the engagement in the policies and determined that no material changes had occurred in the insurance conditions compared with the conditions in the Current Policy. For this purpose, a change in the scope of the insurance coverage will not be deemed as a material change, provided that the premium cost is according to Section 2.4.2 below.

2.4.2.	The increase in the total insurance premium which will be paid for a period of a year will not exceed 50%, compared with the insurance premium paid for a period of a year for the Proposed Policy.

2.4.3.	This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Policy as defined in Section 2.1 above.

2.5.
In addition, the said resolutions shall constitute a resolution for approval of a framework transaction, as defined in the Companies Regulations (Relaxations in Transactions with Interested Parties), 5760-2000, which will allow also the renewal of the insurance for directors and officers who are controlling shareholders of the Company or their relatives, as being from time to time, and the purchase of the policies from Clal according to the conditions specified above, insofar as such is required by law.

3.	The controlling shareholders who have a personal interest in the approval of the engagements and the nature of their personal interest

3.1.
To the best of the Company's knowledge, those who might be deemed controlling shareholders who have a personal interest (as such terms are defined in the Companies Law) in the approval of the engagement specified in Section 1.1 above are:

3.1.1.
DIC is deemed as a controlling shareholder of the Company, by virtue of DIC's holding as of April 30, 2015 of 50.32% of the Company's issued share capital and of the Company's voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and might be deemed as having a personal interest in the engagement of the Company in a "Directors and Officers" insurance policy as specified in Section 1.1 above due to it being a company controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.2.
IDB is deemed as having indirect control in the Company by virtue of IDB's control of DIC. Therefore, IDB might be deemed as having a personal interest in the approval of the Company's engagement in a "Directors and Officers" insurance policy as specified in Section 1.1. above due to it being a company controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.3.
The companies whose names are specified in Section 3 of the Report might be deemed as having personal interest in the resolution specified in Section 1.1. of the agenda, due to them being companies controlled, directly and/or indirectly, by directors and/or other officers and/or their relatives who are entitled (or might be entitled) to directors and officers insurance.

3.1.4.
To the best of the Company's knowledge, as of April 30, 2015, approximately 2,690.78 shares of the Company (approximately 0.009% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd., a public company controlled by IDB and the controlling shareholder of Clal; therefore, the shares referred to in this Section above shall be deemed as held by holders of a personal interest in the approval of the engagement.

3.1.5.
IDB was a wholly owned subsidiary of IDB Holding Corporation Ltd (“IDBH") until the completion of the first stage of a compromise with creditors in IDBH was approved by the District Court at Tel Aviv Jaffa, on January 5, 2014 and competed in May 2014 within the framework of which control of IDBH was lost by the previous controlling shareholders  (indirectly) Messrs. Nochi Dankner and Shelly Bergman, Avraham Livnat and Yitzhak and Ruth Manor and control of IDBH was transferred to Messrs. Eduardo Elsztain and Mordechai Ben-Moshe as detailed below

3.1.6.
As reported to the Company by IDB, the controlling shareholders of IDB are Messrs. Eduardo Elsztain who holds shares in IDB through companies under his control: Dolphin Fund Limited ("Dolphin Fund"), Dolphin Netherlands BV ("Dolphin Holland") and Inversiones Financieras Del Sur S.A. ("IFISA") (collectively, the "Dolphin Companies") and Mr. Mordechai Ben Moshe who holds shares in IDB via H.A.A Extra Holdings Ltd (“HAA”), wholly owned by him.

Below is a description of the control of IDB, as of May 7, 2015, as reported to the Company by IDB:

3.1.6.1.
The Dolphin Companies directly hold, in total, approximately. 61.48% of the issued share capital and of the voting rights in IDB (Dolphin Fund – approximately. 0.02%, Dolphin Holland – approximately 48.98% and IFISA – approximately. 12.48%).

As reported to the Company by IDB, Dolphin Fund is an investment fund which is incorporated in Bermuda, which is controlled by Mr. Eduardo Elsztain, who serves as chairman of the board of directors of IDB, and Dolphin Holland is a company incorporated in Holland, which is held by: (a) Dolphin Investments (Gibraltar) Ltd., a company incorporated in Gibraltar which is wholly owned by Dolphin Fund and holds 100% of the voting rights and approximately 0.02% of the capital rights of Dolphin Holland (“Dolphin Gibraltar”); (b) Tyrus S.A, which holds approximately. 99.98% of the capital rights of Dolphin Holland. Dolphin Fund is controlled by Mr. Eduardo Elsztain through a holding of 85% of the share capital of Consultores Assets Management S.A (“CAM”). The balance of the share capital of CAM (15%) is held by Mr. Seol Zang who serves as a director of IDB.

CAM is a company which is incorporated in Argentina, which     wholly owns Consultores Venture Capital Uruguay S.A (“CVCU”), a company which is incorporated in Uruguay. CVCU holds all of the voting rights in Dolphin Fund (through a holding of 100% of the management shares of Dolphin Fund) and also acts as the investment manager of Dolphin Fund. Dolphin Fund’s share capital is comprised of two classes of shares: management shares that are entitled to voting rights, and participation shares that are not entitled to voting rights and have a right to dividends and to the distribution of the residual assets, pro rata, upon dissolution (after payment of the nominal amount that was paid for the management shares and the participation shares). Dolphin Fund’s participation shares are held by Tyrus S.A and Ritelco S.A (together, approximately. 91.64%), that are companies that are incorporated in Uruguay and wholly owned by IRSA Inversionesy Representaciones Sociedad Anonima (“IRSA”).

IRSA is a company which is incorporated in Argentina, whose shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange (“GDSs”). IRSA is controlled by Cresud Sociedad Anonima Comercial, Inmobiliaria Financiera y Agropecuaria (“Cresud”) in the rate of approximately. 63.91%. Cresud is a company which is incorporated in Argentina, whose shares are listed on the Buenos Aires Stock Exchange and on NASDAQ (ADSs). Cresud is held by IFISA at the rate of approximately 38.63% (on a fully diluted basis). IFISA is a private company which is registered in Uruguay, wholly owned by IFIS Limited (“IFIS”). IFIS is a private investment company which is registered in Bermuda, which is controlled, indirectly, by Mr. Eduardo Elsztain, who holds approximately 53% of the voting rights therein, by virtue of his holdings in the share capital of IFIS (approx. 22.6% through CVCU and Consultores Venture Capital Ltd., a company incorporated in the Cayman Islands which is wholly owned by CVCU, and approximately 21.05% through a company which is wholly owned by Mr. Elsztain, and by virtue of irrevocable powers of attorney that were given to Mr. Eduardo Elsztain with respect to additional voting rights in IFIS (the principals include, Seol Zang who serves as a director of IDB and indirectly holds approximately 2.83% in IFIS, and the companies through which Mr. Elsztain holds IFIS as aforesaid).

In addition to the holdings described above, Mr. Elsztain and companies controlled by him hold additional shares of IRSA and Cresud, such that the total holdings of Mr. Elsztain, directly and indirectly, is approximately 38.63% in Cresud (on a fully diluted basis), and approximately 64.30% in IRSA. Mr. Elsztain is the largest shareholder, directly and indirectly, of Cresud. The balance of the share capital of IRSA and of Cresud is held by the public. Mr. Alejandro Elsztain, brother of Mr. Eduardo Elsztain and a director of IDB, holds approximately 0.11% of the share capital of IRSA, and approximately 1.35% of the share capital of Cresud (on a fully diluted basis).

As reported  to the Company by IDB, 64,067,710 ordinary shares of IDB, which constitute approximately 11.2% of the issued and paid-up share capital of IDB, are pledged by Dolphin Holland and CAA in favor of the trustees for the composition with creditors in IDB Holdings, Messrs. Hagai Ulman and Eyal Gabbai, for the purpose of securing undertakings to perform tender offers according to the terms and conditions of the debt restructuring, of which 34,130,119 ordinary shares, which constitute approximately 5.97% of IDB’s issued and paid up capital, are pledged by Dolphin Holland (the Company was informed by IDB that Dolphin Holland informed it that upon the pledge of additional shares by CAA, pursuant to the pledge documents and the terms and conditions of the debt restructuring, the number of shares charged by Dolphin Holland will be reduced, such that the number of charged shares that are charged by each of Dolphin Holland and CAA, will be 32,033,855 shares, which constitute approximately 5.6% of IDB’s issued and paid up capital).

In addition, 40,590,477 of IDB's shares that are held by Dolphin Holland as aforesaid (including the pledged shares mentioned above), which constitute approximately 7.10% of IDB’s issued capital, and 251,786 of the Series 3 Warrants of IDB that are held by Dolphin Holland, are deposited in trust with the Bank Leumi Le-Israel Trust Company Ltd., in accordance with the lock-up provisions of the Tel Aviv Stock Exchange Ltd. (as of the date of this supplemental report, all of the Series 2 Warrants that were held by Dolphin Holland have expired, without having been exercised). The aforesaid lock-up provisions shall also apply to shares that will derive from conversion of locked-up warrants. In addition, 71,388,470 shares of IDB that are held by IFISA, which constitute approximately 12.48% of IDB's issued capital, are deposited in trust with the Bank Leumi Le-Israel Trust Company Ltd. and are pledged in favor of Dolphin Holland, for the purpose of securing the payment of the balance of the consideration for the purchase thereof.

3.1.6.2.
Mr. Mordechai Ben Moshe, holds approximately 16.2% of the issued share capital and the voting rights in IDB, through CAA, a company that is wholly owned by him. As of the date of the original report, of such shares, 29,937,591 ordinary shares of IDB with no par value, which constitute approximately 5.23% of IDB’s issued and paid up share capital, are pledged in favor of the trustees for the composition with creditors in IDB Holdings, for the purpose of securing undertakings of Dolphin and CAA to perform tender offers in accordance with the terms and conditions of the debt restructuring.

Currently, 40,590,479 of IDB’s shares that are held by CAA as aforesaid (including the pledged shares mentioned above), which constitute approximately 7.1% of IDB’s issued capital, as well as 251,786 of the Series 3 Warrants of IDB that are held by CAA, are deposited in trust with IBI Trusts Ltd. in accordance with the lock-up provisions of the Tel Aviv Stock Exchange Ltd. (as of the report date, all of the Series 2 Warrants that were held by CAA have expired, without having been exercised). The aforesaid lock-up provisions shall also apply to shares that will derive from conversion of locked-up warrants.

3.1.6.3.
It is pointed out that the aforesaid controlling shareholders are deemed as joint holders of approximately 77.68% of the issued share capital and the voting rights in IDB, inter alia, by virtue of a shareholders agreement for cooperation and advance coordination that was executed between Dolphin Fund and E.T.H. M.B.M Extra Holdings Ltd. ("Extra"), (which CAA and Dolphin joined as parties, and as IDB was informed by the Dolphin Companies, after completion of the rights issuance that was conducted by IDB in February 2015, IFISA as well (CAA disagrees therewith), and accordingly, all of the provisions of the shareholders agreement apply in respect of these companies, jointly and severally with Extra and Dolphin Fund, respectively) (Messrs. Eduardo Elsztain and Moti Ben Moshe were defined as a party to the agreement only in respect of Section 10 – representations and warranties). For details on the aforesaid shareholders agreement see report on holdings of interested parties and senior officers of IDB as of February 28, 2015 that was released by IDB on March 8, 2015, as amended on March 9, 2015 (reference no.: 2015-01-047371).

3.1.6.4.
As a result of a right issuance conducted by IDB in February 2015, pursuant to a shelf offering report dated January 19, 2015, in which Dolphin Holland and Dolphin Fund participated and in which CAA did not participate, the shareholding of corporations controlled by Mr. Eduardo Elsztain increased to approximately 61.5% of the issued share capital of IDB, while the shareholding of Mordechai Ben Moshe decreased to approximately 16.2% of the issued share capital of IDB. IDB reported that considering the provisions included in the shareholders agreement between the controlling shareholders in IDB (in particular, the provision whereby insofar as any of the parties holds over 5% more of the issued and paid-up capital of IDB than the other party, the decision of such party will bind the other party and the parties will vote by virtue of their shares at the general meeting of IDB according to the decision of the party with excess holding and a provision regarding the composition of IDB's board of directors), such changes in the shareholdings in IDB might lead to changes in the control structure in IDB and in the composition of the board of directors of IDB. As of the report date, the controlling shareholders of IDB disagree in relation to the performance of the aforesaid right issuance and in relation to the changes in the shareholdings in IDB as a result thereof. In correspondence between the Dolphin Companies and CAA during February and March 2015, following the rights issuance and in relation to the shareholders agreement between the parties, the Dolphin Companies demanded, inter alia, changes in the composition of the board of directors of IDB, so that the Dolphin Companies would be the dominant controlling shareholder in IDB. CAA, which has claims in relation to the rights issuance and the shareholders agreement between the parties, rejected those demands and demanded the purchase, from the Dolphin Companies, of IDB securities which were purchased within the rights issuance and thereafter (such that if the purchase is carried out, CAA will be the dominant controlling shareholder in IDB). This demand was rejected by the Dolphin Companies. In April 2015, IDB reported that its controlling shareholders announced that they reached agreements with respect to an arbitration proceeding to resolve the disputes between them and with respect to the arbitrator’s identity. In May 2015, the board of directors of IDB decided to appoint Mr. Eduardo Elsztain as a single chairman of the board of directors of IDB (before the aforesaid decision, Eduardo Elsztain and Mordechai Ben Moshe held office as co-chairmen of IDB Development).

4.	Manner in which the consideration was determined

4.1.	The consideration was determined after a competitive proceeding was held, pursuant to Section 117(1b) of the Companies Law, under the supervision of the audit committee.

4.2.
Within that proceeding, while using the assistance of insurance consultants, the Company approached four leading insurance companies in Israel in this insurance field, in order to receive proposals for engagement in a "Directors and Officers" insurance policy.

4.3.	Within that framework, two of the insurance companies approached by the Company replied that they were not interested in submitting an offer.

4.4.
Therefore, the Company received an offer from Clal and an offer in the form of an indication, from another insurance company. The policies were similar in their conditions and the premium in the offer that the Company received from Clal was significantly cheaper than the offer received from the other insurance company.

4.5.	Furthermore, the audit committee thought that there were clear advantages for continued engagement with Clal, in order to maintain the insurance continuity at the Company.

4.6.	In view of all of the aforesaid, the audit committee decided that the offer received from Clal was the most beneficial for the Company.

5.	Approvals Required for the Performance of the Engagements and Conditions for the Performance of the Transactions

5.1.	The resolution on the issue described in Section 1.1 was approved by the Company’s audit committee and compensation committee on May 11, 2015 and by the Company’s board of directors on May 14, 2015.

5.2.	The aforesaid resolution requires approval by the Company’s general meeting, which has been convened as specified below in this Report.

6.
Specification of Transactions of the Engagement’s Type or Transactions Similar to the Engagement between the Company and the Controlling Shareholder or in which the Controlling Shareholder had a Personal Interest in the Past Two Years

6.1.	As specified above, the Company's engagement in a "Directors and Officers" insurance policy with Clal was made for the first time in 2005 and was renewed from time to time until June 30, 2015.

6.2.
For the sake of caution, and even though this does not refer to a similar engagement, it should be pointed out that the Company engaged with DIC in a services agreement, according to which the Company receives from DIC management and administration services which include the services of a CEO, CFO, comptroller, legal counsel, company secretary, junior employees and administration employees. The engagement in the services agreement was entered into in May 2009 for the first time and was extended from time to time, and is in effect until May 1, 2018.

6.3.
Furthermore, it should also be pointed out, for the sake of caution, that the Company engaged with IDB in an arrangement for the Company's use of technical assistance and related support services for computer systems provided by IDB's support center for a period of three years commencing from August 8, 2014. In addition, the Company engaged in a transaction from September 2004, within which the Company, together with IDB and another company from the IDB Group rented together an area at 3 Azrieli Center (the Triangular Tower, 41st Floor), Tel Aviv, and they share the costs of this area according to certain fixed rates. The Company also engaged in July 2010 with IDB in an arrangement granting use of areas in the Company’s offices, which was effective until August 7, 2014, and in March 2011 the Company engaged with DIC in a similar arrangement whose effect was until August 7, 2014. Furthermore, the Company pays directors' compensation for the service of officers from IDB and DIC on the Company's board of directors which is paid to those companies.

7.	Reasons of the Audit Committee, the Compensation Committee and Board of Directors for Approval of the Engagement Contemplated in the Report

The Company's audit committee, compensation committee and board of directors, unanimously approved the engagement for the reasons whose essence is as follows:

7.1.1.
Directors and Officers liability insurance is required for the Company's business in order to allow the officers and directors to operate freely for the benefit of the Company, considering the risk involved in the officers' activity in the Company's group business fields, the scope thereof and the Company being a public company and a reporting entity.

7.1.2.
Directors and Officers liability insurance is common practice in companies of similar magnitude to that of the Company and the conditions set forth for extension of the engagement in the policy or for the purchase of new policies are customary in the circumstances.

7.1.3.
In view of the experience accumulated since the beginning of the engagement with Clal in a "Directors and Officers" insurance policy, the insurance services provided by Clal are professional and appropriate.

7.1.4.
The insurance premium to be paid by the Company is reasonable and fair, considering the policy purchased and the nature of the Company's business according to data provided to the audit committee and the board of directors and a competitive proceeding which the Company held in the matter.

7.1.5.	The approval of the engagement does not constitute a distribution in the meaning thereof in the Companies Law.

7.1.6.
Considering all of the aforesaid, the Company's audit committee, compensation committee and board of directors are of the opinion that the engagement of the Company in a "Directors and Officers" insurance policy with Clal, including the insurance premium determined, serve the Company's best interests and are fair and reasonable.

8.	Names of Directors who Participated in the Discussions at the Audit Committee, Compensation Committee and Board of Directors

8.1.
Participants in the resolution of the audit committee to approve the engagement dated May 11, 2015 were Messrs.: Ehud Rassabi (External director and Chairman of the Committee), Lee-Bath Nelson (External Director), Yehuda Freidenberg (External Director) and Prof. Arie Ovadia (Independent director).

8.2.
Participants in the resolution of the compensation committee to approve the engagement dated May 11, 2015 were Messrs.: Ehud Rassabi (External Director and Chairman of the Committee), Lee-Bath Nelson (External Director), Yehuda Freidenberg (External Director) and Prof. Arie Ovadia (Independent Director).

8.3.
Participants in the resolution of the board of directors, dated May 14, 2015 were Messrs.: Ehud Rassabi (External Director), Lee-Bath Nelson (External Director), Yehuda Freidenberg (External Director), Prof. Arie Ovadia and Prof. Gabi Barbash.

9.	Names of Directors Holding a Personal Interest in the Approval of the Engagement and the Nature of their Personal Interest

All of the directors serving at the Company have a personal interest in the engagement since they are insured within the framework of the insurance policy. Mr. Haim Gavrieli, who serves as the CEO of IDB, an indirect controlling shareholder of the Company and Mr. Ami Erel who, for the sake of caution, due to the fact that he provides services to a company affiliated with the Company, might also have personal interest, deriving from the engagement with Clal Insurance Company Ltd.

Part C – Details regarding the Convening of an Annual General Meeting

10.	Notice regarding the Convening of a Special General Meeting, Location and Time of the Meeting

The special general meeting of the Company's shareholders (the "Meeting"), will be held on June 24, 2015 at 15:00, at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd Floor) in Tel Aviv. The resolution specified in this Report shall be on the agenda of the Meeting.

11.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on May 25, 2015 (the "Record Date"). In the event that no trading shall take place on the Record Date, the record date will be the last trading day that preceded such date.

12.	Required Majority

The majority required for adoption of the proposed resolution specified in Section 1.1 of this Report is a majority of the shareholders who may vote and who participate in the vote, either in person or by an attorney (including by proxy or a voting card), provided that one of the following is fulfilled:

(a)
The majority vote count at the Meeting will include a majority of all votes of shareholders having no personal interest in the approval of such resolution, participating at the vote; the vote count of such shareholders shall exclude the abstaining votes.

(b)	The total of dissenting votes from among the shareholders specified in Section (a) above does not exceed the rate of two percent (2%) of all of the voting rights in the Company.

13.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the Meeting. If a legal quorum is not present at the general meeting at the end of one half hour from the time scheduled for commencement of the Meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting after one half hour from the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute legal quorum.

14.	Manner of Voting

14.1.
A shareholder who wishes to participate in and vote at the Meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the Meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

14.2.
A shareholder of the Company may participate in and vote at the Meeting in person, or may appoint an attorney who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A document appointing a proxy for the vote (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

15.	Confirmation of Ownership and Proxy Card

15.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

In addition, shareholders of the Company whose shares are registered with the American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be posted by the Company on the SEC website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting (i.e. by June 22, at 15:00, Israel time).

16.	Voting by Voting Cards and Position Statements

A shareholder may vote at the Meeting on the proposed resolutions that are on the agenda by a voting card as specified below. The language of the voting card and position statements in respect of the Meeting may be found on the distribution website of the Israel Securities Authority at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements.

A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the distribution website of the Israel Securities Authority to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

The vote shall be cast on the second part of the voting card, as posted on the distribution website of the Israel Securities Authority, which is stated above.

A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the voting card shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by June 21, 2015 at 15:00. A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

The last date for delivery of position statements to the Company is: June 5, 2015.

The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted, and the board of directors shall choose to submit its response to the said position statements, is: June 10, 2015.

A voting card and position statements shall be delivered by hand delivery or via registered mail.

A shareholder participating in the vote whether in person or by an attorney, shall notify the Company before the vote at the Meeting, or if the vote is by voting card – on the voting card by indicating in Part B of the voting card in the place designated therefor, whether or not he has a personal interest in the approval of the engagements that are on the agenda of the Meeting.

The vote of a shareholder who fails to indicate the existence or absence of a personal interest (or who indicates that he has a personal interest but fails to specify the nature of the interest) shall not be counted.

17.	Authority of the Israel Securities Authority

Pursuant to the Controlling-Shareholder Transaction Regulations, within 21 days from the date of the filing of this Report, the Israel Securities Authority or an employee who it shall have authorized therefor (the "ISA") may instruct the Company to provide, within such timeframe as the ISA shall determine, any explanation, specification, information and documents with respect to the engagements, and instruct the Company to amend this Report in such manner and on such time as it shall determine. In the event that an instruction is given to amend this Report, the ISA may order the postponement of the date of the Meeting to a date no earlier than the lapse of 3 business days and no later than 35 days after the date of publication of the amendment to this Report.

18.	Inspection of Documents and Details regarding the Company's Representatives

This Report, the documents listed in Regulation 5 of the Controlling-Shareholder Transaction Regulations and the full language of the proposed resolution that are on the agenda of the Meeting may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd Floor), after prior telephone coordination with the Company's secretarial office, by Telephone 03-6075555, on Sundays to Thursdays (excluding holiday eves and holidays) between 9:00 and 16:00, until the time of convening of the Meeting. This Report may also be inspected on the Israel Securities Authority's website at: https://www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the English translation of this Report will also appear on the SEC’s distribution website at: http://www.sec.gov.

The Company's representatives for the purpose of the handling of this transaction report are Adv. Ofer Hanoh and Adv. Ravid Aharoni, of Gross Kleinhendler, Hodak, HaLevy, Greenberg and Co., whose address is 1 Azrieli Center (Circular Tower, 40th Floor), Tel Aviv, Tel: 03-6074444, Fax: 03-6074499.

Annex - this Report is accompanied by the following annex:

Annex A – Proxy card

Sincerely,

Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:	Ari Bronstein - CEO Yaron Elad - CFO

Annex A – Proxy card

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2015

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on May 25, 2015 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on June  24 , 2015, at 15:00 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒	.

    1.   Proposal No. 1 – To approve the Company's engagement in a "Directors and Officers" insurance policy commencing on July 1, 2015 (the date of expiration of the current insurance policy in which the Company engaged) through Clal Insurance Company Ltd. ("Clal", the "Commencement of the First Insurance Period") for a period of 18 months (the "First Insurance Period") and to approve in advance the Company's engagement in an insurance policy as specified in this Section after the expiration of the First Insurance Period, all including by way of extension of the current policy and/or by way of the purchase of new policies, and which will apply in respect of the directors and officers, as will serve at the Company and the group from time to time, including officers who are controlling shareholders or their relatives, subject to the conditions specified in the Report. This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period; and to approve the possibility to expand the policy, whether during the First Insurance Period or thereafter, in the event that that as a result of changes in the Company's business and/or stock exchanges on which it is traded, the need shall arise for the expansion of the events and/or the scope covered by the policy, subject to the fulfillment of the conditions specified in Section 2.4 of the Proxy Statement and subject to the receipt of the approvals of the compensation committee and the board of directors.

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

❑YES                                           ❑NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL NO. 1 .

❑YES                                           ❑NO

If your response to the above question is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolution no. 1 described  above and if so, to provide the necessary details in connection therewith.

The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED IN PROPOSAL NO. 1

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2015

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

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